Exhibit 99.3

Notice of Annual Meeting and Notice of Availability of Meeting Materials

You are receiving this notice as a registered shareholder of South Bow Corporation (the “Corporation”). The Corporation has decided to use notice and access to deliver materials to shareholders in connection with its 2026 annual meeting of shareholders (the “Annual Meeting”). As such, the Corporation is providing you with electronic access to its Management Information Circular dated March 13, 2026 (the “Management Information Circular”) and its audited consolidated financial statements for the fiscal year ended December 31, 2025 and related management’s discussion and analysis, instead of mailing paper copies, as permitted by Canadian securities regulators. You will receive a form of proxy with this notice so you can vote your shares.

Notice and access is a more environmentally friendly and cost effective way to deliver the Management Information Circular and 2025 financial statements (collectively, the “Meeting Materials”), as it will help reduce paper use and will also reduce the cost of printing and mailing materials to shareholders.

Notice is hereby given that the Annual Meeting of the Corporation will be held:

When:	May 7, 2026 8:00 a.m. (Mountain time)	Where:	https://meetings.lumiconnect.com/400-256-376-715

for the following purposes, as further described in the “Matters to Be Acted Upon at the Meeting” section of the Management Information Circular:

1.	to present the audited consolidated financial statements of the Corporation for the year ended December 31, 2025 and the accompanying auditor’s report;

2.	to elect the 11 nominated directors, as more particularly described in the Management Information Circular;

3.	to appoint KPMG LLP, as auditors of the Corporation for the ensuing year at a remuneration to be fixed by the directors;

4.	to vote, in a non-binding, advisory manner, on the Corporation’s approach to executive compensation; and

5.	to transact such other business as may be properly transacted at the Annual Meeting or at any adjournment or postponement thereof.

How to Request a Paper Copy of the Meeting Materials

Registered shareholders may request to receive a paper copy of the Meeting Materials by mail at no cost for up to one year from the date the Meeting Materials were filed on SEDAR+. Requests for paper copies may be made using your control number as it appears on your enclosed form of proxy.

To request a paper copy of the Meeting Materials before the meeting date, please call the number below and follow the instructions:

Within North America:	1-866-962-0498	Outside North America:	1-514-982-8716

To request a paper copy after the meeting date, please call 1-844-318-7826.

If you do request a paper copy of the Meeting Materials, please note that you will not receive another form of proxy; please retain your current form of proxy for voting purposes.

To ensure you receive the paper copy of the Meeting Materials in advance of the voting deadline and meeting date, we estimate that your request must be received no later than 5:00 pm Mountain time on April 22, 2026.

The Corporation will only provide paper copies of the Meeting Materials to shareholders who have standing instructions to receive, or for whom the Corporation has otherwise received a request to provide, paper copies of materials.

Voting

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must vote using the methods reflected on your enclosed form of proxy. Computershare must receive your completed form of proxy no later than 8:00 a.m. Mountain time on May 5, 2026 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting.

PLEASE REVIEW THE MANAGEMENT INFORMATION CIRCULAR PRIOR TO VOTING

The Meeting Materials and other relevant materials are available at:

www.southbow.com/investors/shareholder-meeting or www.sedarplus.ca

If you have any questions about notice and access, please contact (free of charge) the Corporation’s investor relations department at investor.relations@southbow.com or by telephone at 1-844-318-7826.